

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Gregory Hauw
Chief Executive Officer
Ohanae, Inc.
54 W 40th Street
New York, NY 10018

> **Re: Ohanae, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed February 1, 2023**
> **File No. 024-11927**

Dear Gregory Hauw:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A filed February 1, 2023

General

1. We note your response to comment 3 in our letter dated July 29, 2022, as well as your subsequent related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Please contact Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: 	Jeanne Campanelli